

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
F. Samuel Eberts III
Senior Vice President, Chief Legal Officer and Secretary
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, North Carolina 27215

> **Re: Laboratory Corporation of America Holdings**
> **Registration Statement on Form S-4**
> **Filed November 26, 2014**
> **File No. 333-200614**

Dear Mr. Eberts:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 65

1.   You disclose on page 77 that on October 31, 2014, LabCorp sent to Mr. Herring proposed terms for an employment agreement. Please disclose the material terms proposed to Mr. Herring on this date.

<u>Opinion of Covance's Financial Advisor, page 82</u>

2.   We note your disclosure under "Background of the Merger" that Covance engaged Goldman Sachs in connection with other potential transactions. Please disclose in this section all material relationships between Goldman Sachs and Covance that existed during the past two years. If applicable, also provide a narrative and quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by Covance during the past two years. See Item 1015(b)(4) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

F. Samuel Eberts III
Laboratory Corporation of America Holdings
December 19, 2014
Page 3

You may contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Krishna Veeraraghavan, Esq.
        Sullivan & Cromwell LLP